SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-18054

                           NOTIFICATION OF LATE FILING

Check one:
[ ]  Form 10-K
[ ]  Form 11-K
[ ]  Form 20-F
[X]  Form 10-Q
[ ]  Form N-SAR

For Period Ended:   March 29, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     BRAZOS SPORTSWEAR, INC.

Former name if applicable:

Address of principal executive office (STREET AND NUMBER): 3860 VIRGINA AVENUE

City, State and Zip Code:    CINCINNATI, OHIO  45227

                        PART II. RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K OR Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

     ON MARCH 14, 1997, THE REGISTRANT COMPLETED A MERGER (THE "MERGER") WITH BSI HOLDINGS, INC. ("BSI"), CHANGED ITS NAME FROM SUN SPORTSWEAR, INC. TO BRAZOS SPORTSWEAR, INC., AND REINCORPORATED IN DELAWARE. AS A RESULT OF THE MERGER, THERE HAS BEEN

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A TRANSITION OF ACCOUNTING AND FINANCIAL PERSONNEL AND ALL OF THE CURRENT
(POST-MERGER) EXECUTIVE OFFICERS OF THE REGISTRANT WERE FORMERLY AFFILIATED WITH BSI. ACCORDINGLY, IN ORDER FOR THE REGISTRANT'S CURRENT MANAGEMENT AND FINANCIAL AND ACCOUNTING PERSONNEL TO OBTAIN, COMPLETE AND VERIFY THE INFORMATION AND DISCLOSURE FOR THE FORM 10-Q, THE REGISTRANT WOULD HAVE TO INCUR UNREASONABLE EXPENSE AND EFFORT TO FILE THE REPORT WITHIN THE PRESCRIBED TIME PERIOD.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        F. CLAYTON CHAMBERS                 (513)            561-5446
           (Name)                        (Area code)    (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

[X]   Yes    [ ]   No

    (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]   Yes(1) [X]   No

    If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             BRAZOS SPORTSWEAR, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     MAY 13, 1997              By:     /s/ F. CLAYTON CHAMBERS
                                                F. Clayton Chambers, Vice
                                                President and Chief Financial
                                                Officer

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